Exhibit 99.1

October 11, 2024

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on November 18, 2024, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The Company’s notice of the Meeting, as published on October 11, 2024, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR the proposal listed in the notice.

Only shareholders of record at the close of business on October 10, 2024, are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposal listed in the Notice of Special General Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Notice of Special General Meeting of Shareholders

To be Held on November 18, 2024

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on November 18, 2024, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The following matter is on the agenda for the Meeting (the “Proposal”):

(1)	To approve a grant of 126,848 restricted share units (RSUs) to Dr. Adi Mor, the Company’s Chief Executive Officer, Chief Scientific Officer and member of the board of directors

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 10, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares, each representing twenty (20) ordinary shares of no par value (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Our Board of Directors unanimously recommends that you vote “FOR” the Proposal, which is described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ADSs constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to November 19, 2024 (at the same time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Section 66(b) of the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, as amended, allow shareholders who hold at least 5% of our outstanding voting power to submit a request to include a proposal on the agenda of a general meeting of our shareholders to: (i) add a new candidate for election to our Board or (ii) to remove a currently serving member of our Board. Such request made by an eligible shareholder must be received by us no later than October 18, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.chemomab.com/ or at our headquarters at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, upon prior notice and during regular working hours (telephone number: +972-77-331-0156) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal. In addition to the foregoing, approval of the Proposal is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, a “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of the Proposal, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder, please notify Ms. Sigal Fattal, Chief Financial Officer, at c/o Chemomab Therapeutics Ltd., Kiryat Atidim, Building 7, Tel-Aviv, Israel, telephone: + 972-77-331-0156, or by email (sigal.fattal@chemomab.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Dr. Adi Mor and her relatives) none of our shareholders should have a personal interest in the Proposal and be deemed an Interested Shareholder.

In connection with the Proposal, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

October 11, 2024

- ii -

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Proxy Statement
______________

Special General Meeting of Shareholders

To Be Held on November 18, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Chemomab Therapeutics Ltd. (the “Company” or “Chemomab”) to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on November 18, 2024, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

This proxy statement, the attached notice of special general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of the Company’s American Depositary Shares (“ADSs”), each representing twenty (20) ordinary shares of no par value (“ordinary shares”), on October 11, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 10, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ADSs so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matter is on the agenda for the Meeting (the “Proposal”):

(1)	To approve a grant of 126,848 restricted share units (RSUs) to Dr. Adi Mor, the Company’s Chief Executive Officer, Chief Scientific Officer and member of the board of directors.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” the above Proposal

Quorum and Adjournment

On October 10, 2024, we had a total of 18,856,611 ADSs issued and outstanding (one ADS represents 20 Ordinary Shares). Each ADS outstanding as of the close of business on October 10, 2024, is entitled to one vote on the Proposal to be presented at the Meeting. Under our Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, voting power representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to November 19, 2024 (at the same time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. There are no “routine” items on the Meeting agenda, therefore, it is important for a shareholder that holds ADSs through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ADSs to count for the Proposal set forth in this proxy statement.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal. In addition to the foregoing, approval of the Proposal is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, a “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of the Proposal, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder, please notify Ms. Sigal Fattal, Chief Financial Officer, at c/o Chemomab Therapeutics Ltd., Kiryat Atidim, Building 7, Tel-Aviv, Israel, telephone: + 972-77-331-0156, or by email (sigal.fattal@chemomab.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Dr. Adi Mor and her relatives) none of our shareholders should have a personal interest in the Proposal and be deemed an Interested Shareholder.

In connection with the Proposal, the Israeli Companies Law 5759-1999 (the “Companies Law”) allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ADSs that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Under the terms of the Depositary Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ADSs.

How are My Votes Cast when I Sign and Return a Voting Instruction Card or Proxy Card?

When you sign and submit a voting instruction card, you instruct your broker (or nominee that holds your ADSs of record) to vote your ADSs in a certain manner. When you sign a proxy card, you appoint Sigal Fattal, our Chief Financial Officer, as your representative at the Meeting. Your broker (or other nominee), in the case of ADSs held in street name, or Ms. Fattal, in the case of ADSs held by record shareholders, will ensure that your ADSs are voted at the Meeting as you have instructed them on the voting instruction card or proxy card (as applicable). Each of such persons may appoint a substitute for him or herself.

Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your voting instruction card or proxy card in advance of the Meeting in case your plans change. This way, your ADSs will be voted by you whether or not you actually attend the Meeting.

May I Revoke My Proxy?

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, ADSs represented by the proxy will be voted in favor of the matter to be presented to the Meeting, as described above.

What if I Receive More than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold ADSs in more than one account, which may be in registered form or held in street name. Please vote in the manner described under “How Do I Vote?” for each account to ensure that all of your ADSs are voted.

What if I do not Vote for the Matters Listed on My Proxy Card?

On all matters considered at the Meeting, abstentions of a holder of ADSs will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Will My ADSs be Voted if I do not Return My Proxy Card and do not Attend the Special General Meeting?

If your Shares are registered in your name or if you have share certificates, they will not be voted if you do not return your proxy card by mail or vote at the meeting as described above under “How Do I Vote?”.

If your ADSs are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your ADSs as described above under “How Do I Vote?,” the bank, broker or other nominee has the authority to vote your Shares on certain routine matters scheduled to come before the meeting even if it does not receive instructions from you. See “What are “broker non-votes” and what effect do they have on the proposals?” We encourage you to provide voting instructions. This ensures your Shares will be voted at the meeting in the manner you desire.

Is Voting Confidential?

Yes. Only the inspector of elections and our employees who have been assigned the responsibility for overseeing the legal aspects of the Meeting will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our officers, directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

Could other Matters be Decided at the Meeting?

We do not know of any other matters that will be considered at the Meeting. If any other matters arise at the Meeting at or by the direction of the Board, the proxies will be voted at the discretion of the proxy holders.

What Happens if the Meeting is Postponed or Adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Where can I find the voting results of the Meeting?

We will announce the results for the proposals voted upon at the Meeting in a Current Report on Form 6-K following the Meeting.

Where can I find additional copies of this proxy statement?

Copies of this proxy statement are available on our website at https://www.chemomab.com/, under the Investor Relations tab (click on the “Investor Relations” link), and on the SEC website, www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 10, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 18,856,611 ADSs outstanding as of October 10, 2024.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned
5% and Greater Shareholders
OrbiMed Israel (1)	1,860,907	9.8%
Rivendell Investments 2017-9 (2)	1,131,563	6.0%
Sphera Biotech Master Fund LP (3)	1,214,575	6.4%
Apeiron Group (4)	1,160,838	6.1%

Directors and Executive Officers
Adi Mor (5)	898,221	4.7%
Sigal Fattal (6)	86,998	*
Matthew Frankel (7)	80,066	*
Neil Cohen (8)	167,467	*
Nissim Darvish (9)	46,598	*
Alan Moses (10)	25,561	*
Claude Nicaise (11)	25,561	*
Jill Quigley (12)	17,844	*
All current executive officers and directors as a group (8 persons)	1,348,316	6.92%

* Less than one percent (1%)

(1) Pursuant to a Schedule 13D/A filed with the SEC by OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”) and OrbiMed Israel GP Ltd. (“OrbiMed GP”, and together with OrbiMed BioFund, “OrbiMed Israel”) on September 16, 2024, such amount consists of (i) 1,741,274 ADSs (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs and (iii) 90,816 ADSs issuable upon the exercise of pre-funded warrants, and excludes 718,901 pre-funded warrants that are subject to an exercise limitation that prohibits the holder from exercising the pre-funded warrants to the extent that after giving effect to the issuance of ADSs after such exercise, the holder would beneficially own in excess of 9.99% of the ADSs outstanding. OrbiMed GP, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, which is the entity that holds the foregoing securities. The address of OrbiMed Israel is 5 Hahoshlim St., Herzliya Pituach, Israel. Telephone: +972 73 2822600.
(2) Represents 1,108,509 ADSs, held by Rivendell Investments 2017-9 LLC, or Rivendell, as reported by Rivendell on Schedule 13G filed with the SEC on March 26, 2021, and 23,054 ADSs  issuable upon the exercise of warrants. Rivendell is the shareholder of record. Peter Thiel is the beneficial owner of Rivendell and has sole voting and investment power over the securities held by Rivendell. The address of Rivendell is 1209 Orange Street, Wilmington, Delaware 19801.
(3) Pursuant to a Schedule 13G filed with the SEC by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP (collectively, the “Sphera Group”) on August 20, 2024, such amount includes 1,214,575 ADSs held directly by Sphera Biotech Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP (the “Management Company”). The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd. The address of the Sphera is 4 Itzak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel.
(4) The Apeiron Group consists of (i) Apeiron SICAV Ltd. - Presight Capital Fund One, of which owns 438,993 ADSs, (ii) Apeiron Presight Capital Fund II, LP, of which owns 693,028 ADSs and 28,817 ADSs issuable upon the exercise of warrants and (iii) Apeiron Investment Group Ltd., of which owns 14,408 ADSs issuable upon the exercise of warrants. Each of Fabian Hansen and Christian Angermayer may be deemed to share voting and investment power with respect to the ADSs held by the Apeiron Group.
(5) Consists of (i) 251,147 ADSs owned directly by Dr. George, (ii) 317,075 ADSs owned by Dr. Adi Mor (Dr. George’s spouse), (iii) 33,725 options to purchase 33,725 ADSs issued directly to Dr. George, exercisable within 60 days of the date hereof and (iv) 296,274 options to purchase 296,274 ADSs, issued to Dr. Mor, (Dr. George’s spouse) exercisable within 60 days of the date hereof.
(6) Includes 4,555 ADSs, and 82,443 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(7) Represents 80,066 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(8) Includes 141,218 ADSs, and 26,249 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(9) Includes 1,200 ADSs, and 45,398 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(10) Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(11) Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(12) Represents 17,844 ADSs issuable upon the exercise of options within 60 days of the date hereof.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2023, by our five (5) most highly compensated executive officers see Part III, Item 11 “Executive Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 28, 2024 (the “Annual Report”), a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

CORPORATE GOVERNANCE

Overall Role of the Board and Board Leadership Structure

Under the Companies Law, our Board is responsible for setting our general policies and supervising the performance of management. Our Board may exercise all powers and may take all actions that are not specifically granted by the Companies Law or our Articles to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without obtaining shareholder approval pursuant to special majority requirements set forth in the Companies Law. Our current chairperson of the Board, Dr. Nissim Darvish, assumed such role on June 1, 2023.

Our Board is currently composed of six (6) members. Our Board consists of three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be elected for a three-year term at the annual general meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Role of the Board in Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised by management of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. The Board’s independent oversight function is further enhanced by the fact that all of the Board’s Committees are composed entirely of independent directors, the directors have complete access to management and the Board and its committees may retain their own respective advisors.

Corporate Governance Guidelines

Our Board strongly supports effective corporate governance and has developed and followed a program of strong corporate governance. Our corporate governance and nominating committee is responsible for overseeing our guidelines and reporting and making recommendations to the Board concerning corporate governance matters. Our guidelines are published on our website at https://investors.chemomab.com/documents and are available in print to any shareholder who requests them from our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company).

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that each of the directors is independent as defined under Nasdaq listing standards, with the exception of Dr. Mor, our Chief Executive Officer and Chief Scientific Officer. Our Board also determined that Nissim Darvish and Neil Cohen, who comprise both the compensation committee and the corporate governance and nominating committee, each satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the audit committee, our Board has determined that Jill Quigley, Claude Nicaise and Alan Moses satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable, and that Jill Quigley is a financial expert under the rules of the SEC. The Board considered the relationships between such directors and certain of the investors of the Company and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All of our employees and directors are bound by this Code of Business Conduct and Ethics. Violations of our Code of Business Conduct and Ethics may be reported to the audit committee. The Code of Business Conduct and Ethics includes provisions applicable to all of our employees, including senior financial officers and members of our Board and is posted on our website (https://investors.chemomab.com/). We intend to post amendments to or waivers from any such Code of Business Conduct and Ethics.

Other Policies

Our insider trading and blackout policy prohibits directors, officers and employees from engaging in transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to our securities. This prohibition extends to any hedging or similar transactions designed to decrease the risks associated with holding our securities.

Board Meetings

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. Independent directors meet at regular executive sessions without management present. During fiscal year 2023, the Board held 11 meetings and conducted certain business by unanimous consent. All of our directors are encouraged to attend the Meeting. Each of our directors attended 100% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which such director served. Directors are expected to attend the Meeting.

Board Committees

Our Board has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee, and we have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law and related regulations, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The members of the audit committee are Claude Nicaise (subject to his reelection as a Class II director at the Meeting), Jill Quigley, and Alan Moses. Claude Nicaise is the current chairperson of the audit committee, and Jill Quigley is a financial expert under the rules of the SEC. Our Board has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. During fiscal year 2023, the audit committee held 5 meetings.

Compensation Committee

Under both the Companies Law and Nasdaq rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the Board, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the Board.

In accordance with U.S. law and Nasdaq requirements, our compensation committee is also responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisors retained by the compensation committee.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

The members of the compensation committee are Nissim Darvish and Neil Cohen . Nissim Darvish is the chairperson of the compensation committee. Our Board has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq and under Rule 10C-1 under the Exchange Act. During fiscal year 2023, the compensation committee held 4 meetings and conducted certain business by unanimous consent.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee, responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for directors may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our Articles.

The members of the corporate governance and nominating committee are Neil Cohen and Nissim Darvish. Neil Cohen is the chairperson of the corporate governance and nominating committee. Our Board has determined that each member of the corporate governance and nominating committee is independent within the meaning of the independent director guidelines of Nasdaq. During fiscal year 2023, the corporate governance and nominating committee conducted business by unanimous consent.

Board Diversity

For information concerning the diversity of our Board, please see Item 16.G “Corporate Governance” of our Annual Report, a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

Communication with our Board

Shareholders may communicate with the Board by directing their communications in a hard copy (i.e., non-electronic) written form to the attention of one or more members of the Board, or to the Board collectively, at our principal executive offices located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002. Any communications received from interested parties in the manner described above will be collected and organized by our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) and will be periodically, but in any event prior to each regularly-scheduled Board meeting, reported and/or delivered to the appropriate director or directors.

For more information regarding our Board, its committees and our corporate governance practices, see Part III, Item 10 “Directors, Executive Officers and Corporate Governance” of our Annual Report.

PROPOSAL 1

APPROVAL OF AN EQUITY GRANT TO DR. ADI MOR

Background

Pursuant to the Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement and compensation must be consistent with such company's compensation policy and must be approved by the compensation committee, the board of directors and the shareholders, in that order.

The grant of RSUs (as detailed below) to Dr. Adi Mor was approved first by our compensation committee and then by the Board, following (a) the positive results from the Phase II clinical trial in PSC reported by the Company, which the compensation committee and Board determined as representing a significant and positive milestone for the Company, and (b) the closing of the private placement financing transaction that resulted in gross proceeds of $10 million for the Company to further fund the development programs for CM-101. In addition to the foregoing achievements, the compensation committee and the Board considered, among other factors,  (i) measures to incentivize Dr. Mor’s continued performance at a high level, (ii) the terms and limitations of our Compensation Policy, and (iii) other factors as required by the Companies Law.

Accordingly, at the Meeting, shareholders will be asked to approve a grant of 126,848 RSUs to Dr. Mor, with each RSU representing one ADS, if settled, and which grant represents 0.5% of the fully diluted capitalization of the Company as of the date of this proxy statement. The grant will be made in accordance with the terms of the Company’s 2015 Share Incentive Plan and will vest over a period of four years; provided, however, that upon a change in control of the Company (the “Change in Control”): (1) 66% of such RSUs unvested upon such Change in Control will accelerate and vest and (2) 34% of such RSUs unvested upon such Change in Control will accelerate and vest upon the earlier of (a) Dr. Mor’s termination not for cause following the Change in Control, or (b) upon the one year anniversary of the Change in Control provided that Dr. Mor remains engaged with the Company or with the successor company as of the foregoing one year anniversary.

In connection with the Proposal, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments that the proposed resolutions are in the best interests of the Company despite the opposition of the shareholders, and after having reconsidered the matters.

Proposed Resolution

Shareholders are being asked to adopt the following resolutions:

“RESOLVED, to approve the grant of 126,848 restricted share units to Dr. Adi Mor, as detailed in the Proxy Statement, dated October 11, 2024.”

Required Vote

See “Vote Required for Approval of the Proposal” in this proxy statement.

Board Recommendation

Our Board recommends a vote “FOR” the Proposal.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 28, 2024, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://investors.chemomab.com/. Shareholders may obtain a copy of these documents without charge at https://investors.chemomab.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Dated: October 11, 2024